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Contact:     Michael P. Hawks          (NYSE--BMC)
             (612) 851-6030            FOR IMMEDIATE RELEASE


                  BMC ACQUIRES LANTZ LENSES INCORPORATED

November 20, 1995--Minneapolis, Minnesota--BMC Industries, Inc. announced today it has acquired the assets of Lantz Lenses Inc. located in St. Cloud, Minnesota. Lantz Lenses is a manufacturer of glass ophthalmic lenses. This acquisitions will increase the customer base of Vision-Ease Lens, BMC's Optical Products Group. Vision-Ease plans to integrate Lantz Lenses' manufacturing operation into its St. Cloud facility, but will continue to operate its distribution centers located in Phoenix, Arizona, and Calgary, Canada.

Paul B. Burke, BMC's Chairman, President and Chief Executive Officer, stated, "The acquisition of Lantz Lenses' assets will enable Vision-Ease to solidify its position as the world's number one manufacturer of fused, multi-focal glass lenses. This combined with Vision-Ease's leadership positions in polycarbonate lenses and plastic specialty lenses will enable Vision-Ease to expand its high quality and service standards to a broader portion of the ophthalmic community. As BMC continues on the path of growth and expansion, we will continue to pursue acquisition and investment opportunities that fit our corporate philosophy, which will in turn increase shareholder value".

BMC is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. Through Vision-Ease, the Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The Common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".